UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

POLYCOM, INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Common Stock, Par Value $0.0005 Per Share

(Title of Class of Securities)

73172K104

(CUSIP Number of Class of Securities)

Sayed M. Darwish

Chief Legal Officer and Executive Vice President, Corporate Development

Polycom, Inc.

6001 America Center Drive

San Jose, California 95002

(408) 586-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Mark A. Bertelsen

Jose F. Macias

Michael A. Occhiolini

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$250,000,000	$34,100

*	Calculated solely for purposes of determining the filing fee. This amount is based upon the offer to purchase up to $250,000,000 in value of shares of common stock of Polycom, Inc. at a price not greater than $11.50 and not less $10.00 per share in cash.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $136.40 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$34,100	Filing Party:	Polycom, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	September 13, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed on September 13, 2013, as amended on September 17, 2013 and September 27, 2013 (the “Schedule TO”) by Polycom, Inc., a Delaware corporation (“Polycom” or the “Company”). The Schedule TO, as amended by this Amendment No. 3, relates to the offer by Polycom to purchase up to $250 million in value of shares of its common stock, par value $0.0005 per share (the “Shares”), at a price not greater than $11.50 nor less than $10.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 13, 2013 (the “Offer to Purchase”), previously filed as Exhibit (a)(1)(i) to the Schedule TO, and in the related Letter of Transmittal, previously filed as Exhibit (a)(1)(ii) to the Schedule TO (which, as amended or supplemented from time to time, together constitute the “Offer”).

Only those items amended are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged, and this Amendment No. 3 does not modify any of the information previously reported in the Schedule TO.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(c) Plans. Item 6 of the Schedule TO is hereby amended and supplemented by incorporating by reference Section 10 (“Certain Information Concerning the Company”) of the Offer to Purchase and by amending and restating the eighth paragraph in Section 10 of the Offer to Purchase in its entirety as follows:

“The Board of Directors is currently conducting a search for a permanent Chief Executive Officer. On October 22, 2013, Polycom appointed Robert J. Frankenberg and Martha Helena Bejar to the Board of Directors, effective on October 23, 2013.”

Item 11.	Additional Information.

(c) Other Material Information. Item 11 of the Schedule TO is hereby amended and supplemented by amending and restating the third bullet point of the fifteenth paragraph in Section 10 (“Certain Information Concerning the Company”) of the Offer to Purchase in its entirety as follows:

“• Current Reports on Form 8-K filed on February 6, 2013, February 13, 2013, March 15, 2013, May 17, 2013, June 7, 2013, July 23, 2013 (other than Item 2.02), July 23, 2013, August 6, 2013, September 11, 2013, September 13, 2013 and the two reports filed on October 23, 2013 (excluding all quarterly financial information other than the information provided in Exhibit 99.2);”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2013

POLYCOM, INC.

By:	/s/ Sayed M. Darwish
Name:	Sayed M. Darwish
Title:	Chief Legal Officer, Executive Vice President of Corporate Development and Secretary